AS FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION ON ____________________.                 REGISTRATION NO. 333-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED
         FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                 SANTOS LIMITED
                              (ABN 80 007 550 923)
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                   SOUTH AUSTRALIA, COMMONWEALTH OF AUSTRALIA
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

             388 GREENWICH STREET, 14TH FLOOR, NEW YORK, N.Y. 10013
                            TELEPHONE (212) 816-6663
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                           CORPORATION SERVICE COMPANY
                     1133 AVENUE OF THE AMERICAS, SUITE 3100
                            NEW YORK, NEW YORK 10036
                  ATTN: MERRYL WIENER ASSISTANT VICE PRESIDENT
                            TELEPHONE: (212) 299-5600
       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

        FRED C. BYERS, JR.                                     SARA HANKS
ORRICK, HERRINGTON & SUTCLIFFE LLP                       CLIFFORD CHANCE US LLP
         666 FIFTH AVENUE                                 31 WEST 52ND STREET
   NEW YORK, NEW YORK 10103-0001                        NEW YORK, NEW YORK 10019
     TELEPHONE (212) 506-5025                          TELEPHONE: (212) 878-8014

         It is proposed that this filing become effective under Rule 466
                           [X] immediately upon filing
                             [ ] on (Date) at (Time)

        If a separate statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT        AGGREGATE PRICE PER   AGGREGATE OFFERING       AMOUNT OF
        SECURITIES TO BE REGISTERED           TO BE REGISTERED         UNIT(1)              PRICE(2)        REGISTRATION FEE
-------------------------------------------   ----------------   -------------------   ------------------   ----------------
American Depositary Shares evidenced by
American Depositary Receipts, each American       1,000,000           U.S. $5.00         U.S. $5,000,000      U.S. $633.50
Depositary Share representing four ordinary         Units
shares of Santos Limited (the "Shares").

(1)  Each Unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE, ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                 LOCATION IN FORM OF AMERICAN DEPOSITARY
                      ITEM NUMBER AND CAPTION                     RECEIPT FILED HEREWITH AS PROSPECTUS
                      -----------------------                    ---------------------------------------
(1)      Name and address of depositary                     Introductory Article

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

Terms of Deposit:

(i)      The amount of deposited securities represented     Face of American Depositary Receipt, upper right
         by one unit of American Depositary Shares          corner

(ii)     The procedure for voting, if any, the deposited    Paragraphs (16) and (17)
         securities

(iii)    The collection and distribution of dividends       Paragraphs (9), (14) and (16)

(iv)     The transmission of notices, reports and proxy     Paragraphs (13), (14), (15), (16) and (17)
         soliciting material

(v)      The sale or exercise of rights                     Paragraph (14), (16) and (18)

(vi)     The deposit or sale of securities resulting from   Paragraphs (14) and (18)
         dividends, splits or plans of reorganization

(vii)    Amendment, extension or termination of the         Paragraphs (22) and (23)
         Deposit Agreement

(viii)   Rights of holders of Receipts to inspect the       Paragraph (13)
         transfer books of the depositary and the list of
         holders of Receipts

(ix)     Restrictions upon the right to deposit or          Paragraphs (2), (3), (4), (6), (9) and (23)
         withdraw the underlying securities

(x)      Limitation upon the liability of the depositary    Paragraphs (19) and (20)

(3)      Fees and charges                                   Paragraph (4), (7) and (10)

ITEM 2. AVAILABLE INFORMATION

                                                            LOCATION IN FORM OF AMERICAN DEPOSITARY
                      ITEM NUMBER AND CAPTION                 RECEIPT FILED HEREWITH AS PROSPECTUS
                      -----------------------               ---------------------------------------
(a)      Statement that Santos Limited (ABN 80 007 550      Paragraph (13)
         923) is required to furnish the Commission with
         certain public reports and documents required by
         foreign law or otherwise under Rule 12g3-2(b)
         under the Securities Exchange Act of 1934, and
         that such reports can be inspected by holders of
         American Depositary Receipts and copied at the
         public reference facilities maintained by the
         Commission located at Judiciary Plaza, 450 Fifth
         Street, N.W., Washington D.C. 20549 and may be
         retrieved from the Commission's website
         (www.sec.gov)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

     (a) FORM OF DEPOSIT AGREEMENT. The Deposit Agreement by and among Santos Limited (the "Company"), Citibank, N.A. (the "Depositary") and all Holders and Beneficial Owners from time to time relating to the American Depositary Receipts registered hereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) ANY OTHER AGREEMENT TO WHICH THE DEPOSITARY IS A PARTY RELATING TO THE ISSUANCE OF THE AMERICAN DEPOSITARY SHARES REGISTERED HEREUNDER OR THE CUSTODY OF THE DEPOSITED SECURITIES REPRESENTED THEREBY. Not applicable.

     (c) EVERY MATERIAL CONTRACT RELATING TO THE DEPOSITED SECURITIES BETWEEN THE DEPOSITARY AND THE ISSUER OF THE DEPOSITED SECURITIES IN EFFECT AT ANY TIME WITHIN THE LAST THREE YEARS. Not applicable.

     (d) OPINION OF COUNSEL FOR THE DEPOSITARY AS TO THE LEGALITY OF THE SECURITIES BEING REGISTERED. Filed herewith as Exhibit (d).

     (e) CERTIFICATION UNDER RULE 466. Not applicable.

ITEM 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 30, 2005.

                                        Legal entity created by the agreement
                                        for the issuance of American Depositary
                                        Receipts for shares of Santos Limited


                                        By: CITIBANK, N.A.,
                                            as Depositary


                                        By: /s/ Susan A. Lucanto
                                            ------------------------------------
                                        Name: Susan A. Lucanto
                                        Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, Santos Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in _________________ on December 30, 2005.


                                        By: SANTOS LIMITED


                                        By: /s/ J.C. Ellice-Flint
                                            ------------------------------------
                                        Name: J.C. Ellice-Flint
                                        Title: Managing Director

     Each of the undersigned hereby constitutes and appoints J.C. Ellice-Flint his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of December 30, 2005.

NAME                                    TITLE
----                                    -----


/s/ J.C. Ellice-Flint                   Managing Director (principal executive
-------------------------------------   officer)
Name: J.C. Ellice-Flint


/s/ P.C. Wasow                          Chief Financial Officer (principal
-------------------------------------   financial officer and controller)
Name: P.C. Wasow


/s/ S. Gerlach                          Chairman
-------------------------------------
Name: S. Gerlach


/s/ P.C. Barnett                        Director
-------------------------------------
Name: P.C. Barnett


/s/ K.A. Dean                           Director
-------------------------------------
Name: K.A. Dean


/s/ R.M. Harding                        Director
-------------------------------------
Name: R.M. Harding


/s/ G.W. McGregor                       Director
-------------------------------------
Name: G.W. McGregor


/s/ M.A. O'Leary                        Director
-------------------------------------
Name: M.A. O'Leary



/s/ C.J. Recny                          Director
-------------------------------------
Name: C.J. Recny


/s/ J. Sloan                            Director
-------------------------------------
Name: J. Sloan


/s/ L.A. Glenn                          Authorized Representative in the United
-------------------------------------   States
By: L.A. Glenn

                                INDEX TO EXHIBITS

EXHIBIT                                                             SEQUENTIALLY
NUMBER                                                             NUMBERED PAGE
-------                                                            -------------
(a)       Form of Deposit Agreement.

(d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.